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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-38238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRYANT PARK CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
489 FIFTH AVENUE – 27TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL MAGERMAN **(212) 798-8212**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **JOEL MAGERMAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BRYANT PARK CAPITAL SECURITIES, INC.**, as of **DECEMBER 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA J LAWRENCE
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01LA4911530
COMM. EXP. 4/27/2014

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

BRYANT PARK CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

BRYANT PARK CAPITAL SECURITIES, INC.
DECEMBER 31, 2011

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 5

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Bryant Park Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Bryant Park Capital Securities, Inc. (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bryant Park Capital Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

BRYANT PARK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Cash	$	100,989
Other asset		2,000
TOTAL ASSETS	$	102,989
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Due to Parent	$	23,950
Commitments and contingencies (Note 6)		
Shareholder's equity:		
Common stock, no par value; 15,000 shares authorized, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		205,912
Accumulated deficit		(136,873)
Total shareholder's equity		79,039
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	102,989

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Bryant Park Capital, LLC (the "Parent"), which operates as an S corporation under the Internal Revenue Code ("IRC"). Through its Parent, the Company is part of an international network of independent middle market investment banking firms located in Europe, Asia, and North and South America. The Company's primary business activity is investment banking transactions.

During 2011, the Company changed its name from Bryant Park Capital, Inc. to Bryant Park Capital Securities, Inc., and its Parent changed its name from BPC Group, LLC to Bryant Park Capital, LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company records revenue from its investment banking and other business activities at the time the transaction is closed.

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts receivable
Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Marketable Security
For marketable securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions, and is not based on other observable inputs or unobservable inputs. The marketable security is reflected as "Other asset" on the statement of financial condition.

NOTE 3. INCOME TAXES

The Company elected to be treated as a Qualified Subchapter S Subsidiary of the Parent under the IRC. As such, the Company is not liable for federal income taxes on operating income. For federal income tax purposes, the Company reports assets, liabilities and items of income, deduction and credit as part of the tax return filed by the Parent. State and local income taxes are calculated as if the companies file on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company and the Parent file income tax returns in the United States federal jurisdiction and in various states and local jurisdictions. With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2008.

NOTE 4. CONCENTRATION OF MARKET AND CREDIT RISK

The Company maintains its cash in bank accounts in amounts that, at times, may exceed the federally insured limit, which was $250,000 at December 31, 2011. In addition, during the year ended December 31, 2011, two customers accounted for approximately 70% of the Company's fee income.

NOTE 5. RELATED-PARTY TRANSACTIONS

In accordance with a service agreement (the "agreement") between the Parent and the Company expiring in February 2015, all administrative expenses of the Company are paid by the Parent. Under the agreement, the Company reimburses the Parent for its fixed share of administrative expenses as well as expenses directly related to the Company.

In accordance with the agreement, the Company's obligation to the Parent for payment of the Company's fixed share of administrative expenses and expenses directly related to the Company can be forgiven by the Parent if the Company's net capital were to fall below 120% of the Company's minimum net capital requirement. During 2011, the Parent forgave payment of $172,167 in fixed administrative expenses and directly related administrative expenses; accordingly, the Company reflected such amount as a capital contribution.

From time to time the Company may receive stock warrants or other securities from certain clients as compensation for services. Any such warrants and other securities received are ultimately distributed to the Parent.

NOTE 6. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company had net capital of $77,039, which is in excess of the required minimum net capital of $5,000.

NOTE 7. CONTINUING OPERATIONS

The Parent has committed to provide capital to support the Company's continuing operations as needed.

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

February 23, 2012

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Broker-Dealer: Bryant Park Capital
SEC File Number: 8-38238
CRD Number: 20433

Gentlemen:

Enclosed please find two sets of the financial statements for the above referenced broker-dealer. The financial statements are as of December 31, 2011 and for the year then ended. Please note that with the exception of the separately bound statement of financial condition all of the enclosed information is confidential pursuant to SEC Rule 17a-5(e)(3).

Respectfully submitted,

Robert J. Kaufmann
Partner

cc: Securities and Exchange Commission, New York, NY